UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.

CNPJ/ME 32.785.497/0001-97	A Publicly Held Company	NIRE 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

Held on July 2, 2024

I.	Date, Time and Place: On July 2, 2024, at 8:00 a.m., Brasília time, in the headquarter of Natura &Co Holding S.A. (“Company”).

II.	Call Notice: Waived due to the attendance, through conference call, of all members of the Board of Directors, under paragraph 3, article 15 of the Company’s Bylaws, as amended on the date hereof at the extraordinary general meeting of the Company.

III.	Quorum: Quorum: All members of the Company's Board of Directors were present, namely: Guilherme Peirão Leal, chairman of the meeting and Co-chairman of the Board of Directors; Antonio Luiz da Cunha Seabra, Co-President of the Board of Directors; Pedro Luiz Barreiros Passos, Co-President of the Board of Directors; Gilberto Mifano, Independent Director; Carla Schmitzberger, Independent Director; Bruno de Araújo Lima Rocha, Independent Director; Maria Eduarda Mascarenhas Kertész, Independent Director. Also present was Mr. Moacir Salzstein, Secretary of the meeting.

IV.	Presiding Board: Mr. Guilherme Peirão Leal presided over the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.	Agenda: Decide on: (i) the appointment of a director due to the resignations presented by Mr. Andrew George McMaster Jr. and Ms. Georgia Melenikiotou, in accordance with paragraph 4, article 18 of the Company's Bylaws; (ii) the creation of the Products and Brands Committee, pursuant to paragraph 5, article 16 of the Company's Bylaws; and (iii) the change in the composition of the Company's Board committees.

VI.	Resolutions: After discussions related to the matters on the Agenda, the members of the Board of Directors decided, unanimously and without reservations, to approve:

(i) Due to the resignations presented by Mr. Andrew George McMaster Jr. and Mrs. Georgia Melenikiotou, and as provided for in paragraph 4 of article 18 of the Company's Bylaws, the appointment as a substitute who will temporarily exercise the mandate until the date of the next General Assembly: Fábio Colletti Barbosa, Brazilian, married, business administrator, holder of identity card (RG) nº 5.654.446/7, registered with the CPF under nº 771.733.258-20, with professional address at Avenida Alexandre Colares, nº 1.188, room A17, block A, Parque Anhanguera, CEP 05106-000, in the City of São Paulo, State of São Paulo;

(ii) the creation of the Products and Brands Committee, pursuant to paragraph 5, article 16 of the Company's Bylaws;

(iii) the change in the composition of the following Company Board Committees:

(a) Audit, Risk Management and Finance Committee (statutory): Due to the resignation of Mr. Andrew George McMaster Jr., the members of the Board of Directors are evaluating candidates for his replacement.  Mr. Gilberto Mifano remains as President (meeting the requirements of (i) and (ii) of Article 25 of the Company's Bylaws), accompanied by Eduardo Rogatto Luque, (meeting the requirement (iii) of Article 25 of the Company's Bylaws );

(b) People and Organizational Development Committee: Fábio Colletti Barbosa – President, Bruno de Araújo Lima Rocha and Carla Schmitzberger;

(c) Strategic Committee: Carla Schmitzberger – President, Bruno de Araújo Lima Rocha and Fábio Colletti Barbosa;

(d) Products and Brands Committee: Maria Eduarda Mascarenhas Kertész – President. The other members of the committee, which is in its structuring phase, will be appointed in due course by the Board of Directors.

The Corporate Governance and Sustainability Committees remain unchanged in composition.

Mr. Moacir Salzstein will remain as Secretary of all committees of the Board of Directors, including the new Products and Brands Committee.

The founders and Co-Presidents, and the other members of the Board of Directors, expressed their most sincere thank you to Mr. Andrew George McMaster Jr. and Mrs. Georgia Melenikiotou for the contributions made throughout their terms of office.

VII.	Adjournment: The President thanked everyone for their presence and concluded the work, suspending the meeting so that these minutes could be drawn up, which, after being read, discussed and found to be in order, were approved and signed by the board and those present.

I hereby certify that this is a true copy of the minutes drawn up in the proper book.

São Paulo, July 2, 2024.

____________________________________
Moacir Salzstein Presiding Board's Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: July 2, 2024